Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

September 29, 2017

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	EQT Corporation PREC14A preliminary proxy statement filing made on Schedule 14A Filed on September 11, 2017 by JANA Partners LLC File No. 001-03551

Dear Mr. Panos:

On behalf of JANA Partners LLC (“JANA” or the “Filing Person”), we are supplementing our response dated September 26, 2017 to your letter dated September 18, 2017 (the “SEC Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A filed on September 11, 2017 (the “Preliminary Proxy Statement”) with respect to EQT Corporation (“EQT” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below.

For your convenience, the comment is restated below in italics, with our response following. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Preliminary Proxy Statement.

Nicholas P. Panos, Esq.

September 29, 2017

Preliminary Proxy Statement

4.	Only one participant, Jana Partners LLC, has been identified on the cover page of Schedule 14A and within Annex 1. Please confirm for us that Charles Penner, who is named as a proxy holder on the form of proxy, and no other persons employed by or affiliated with Jana Partners LLC, will be soliciting proxies on behalf of JANA Partners LLC. Refer to Item 4(a)(2) of Schedule 14A, Instruction 3 to Item 4 of Schedule 14A, and Rule 14a-1(l) of Regulation 14A, which rule defines the term “solicit” as used in Instruction 3(a)(vi).

The Filing Person confirms that Charles Penner will not be soliciting proxies. In order to maintain flexibility and to avoid an amendment in the future, the Filing Person has determined to add Scott Ostfeld, David DiDomenico and Sam Assamongkol as “participants” in the next version of the proxy statement. Other than such individuals and Okapi Partners LLC, no other persons employed by or affiliated with JANA is currently anticipated to be soliciting proxies on behalf of JANA.

Nicholas P. Panos, Esq.

September 29, 2017

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein